EX - 99.28(d)(xviii)

Management Fee Waiver and Expense Limitation Agreement

This Management Fee Waiver and Expense Limitation Agreement (the “Agreement”) is made and entered into this 1st day of April, 2012 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Investment Trust (the “Trust”) with respect to Lord Abbett High Yield Fund (“High Yield Fund”) and Lord Abbett Income Fund (“Income Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

With respect to High Yield Fund, Lord Abbett agrees for the time period set forth in paragraph 3 below to waive all or a portion of its management fee and, if necessary, reimburse the Fund’s other expenses to the extent necessary so that the total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.78%.

2.

With respect to Income Fund, Lord Abbett agrees for the time period set forth in paragraph 3 below to waive all or a portion of its management fee and, if necessary, reimburse the Fund’s other expenses to the extent necessary so that the total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.58%.

3.	This Agreement will be effective from April 1, 2012 through March 31, 2013. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Investment Trust

By:	/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan

Lawrence H. Kaplan
Member and General Counsel